

July 15, 2014

Via E-mail
Corey G. Prestidge
General Counsel and Secretary
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

> **Re:** **Hilltop Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 3, 2014**
> **File No. 333-196367**

Dear Mr. Prestidge:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed July 3, 2014

The Merger

Background of the Merger, page 254

1. With regard to the statement in the second paragraph that "(t)he terms of the Credit Agreement include a covenant prohibiting SWS from undergoing a 'Fundamental Change' which includes any merger, amalgamation, or consolidation," provide the staff with the following:
   - The exact language and page reference from the SWS 2011 proxy statement where shareholders voted that described this prohibition;
   - The exact language and page reference from an SWS Form 10-K that describes this prohibition; and, with a view towards additional disclosure,
   - The specific section and language from the actual agreement.

Additionally, provide the staff with details relating to the warrant and related debt, to include:
- The terms of repaying the $100 million;
- Any repayments made to date; and,
- A citation to the language in the 2011 proxy that described the prepayment conditions.

Index to Consolidated Financial Statements

2. We note from the Reports of the Independent Public Accounting Firms on pages F-2 – F-4 that PricewaterhouseCoopers LLP relied on the audit reports of Ernst & Young LLP for the audits of the PrimeLending and First Southwest Company December 31, 2012 financial statements. Please address the following as it relates to these opinions:
- Clarify if PricewaterhouseCoopers LLP audited the financial statements of PlainsCapital Bank for the period ended December 31, 2012, or if they relied on the audit report of another auditor; and
- Given that the Ernst & Young LLP audit reports were included in the S-4 registration statement, tell us why the December 31, 2012 financial statements for PlainsCapital Bank, PrimeLending and First Southwest Company were not included in the registration statement, or revise to include in your next amendment.

3. Given the fact that you disclose on page 315 that you are not eligible to incorporate any documents by reference, please tell us why you incorporated by reference the financial statements for SWS Group in the registration statement or revise to include in your next amendment.

Audited Consolidated Financial Statements, Years Ended December 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies

Acquired Loans, page F-14

4. We note your response to prior comment nineteen in the letter dated June 25, 2014. So that we understand your accounting please address the following:
- Confirm that the purchased credit impaired loans were accounted for in accordance with ASC 310-30 upon acquisition and subsequently.
- Tell us how the company applied the accounting guidance in ASC 310-40 in determining whether the individual purchased credit impaired loan would be considered a troubled debt restructuring; and
- Tell us how the company's accounting for the individual purchased credit impaired loans was modified to account for the loan under ASC 310-40 as opposed to ASC 310-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Gordon Moodie
        Wachtell, Lipton, Rosen & Katz